SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 7)



Westwood Holdings Group, Inc.
(Name of Issuer)

Common Stock $0.01 Par Value Per Share
(Title of Class of Securities)



961765104
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


July 29, 2005
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
















CUSIP No. 961765104
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Asset Management Inc.
I.D. NO.  13-4007862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

1,086,550 (Item 5)

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

1,086,550 (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,086,550 (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.84%

14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO
CUSIP No. 961765104
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GGCP, Inc.
	I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
   None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

NONE

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

NONE
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO
CUSIP No. 961765104
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

NONE

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
		This Amendment No. 7 to Schedule 13D on the Common Stock of Westwood Holdings Group, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on August 28, 2003. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.		Identity and Background
(a) (b) and (c) - This statement is being filed by Mario J. Gabelli
("Mario Gabelli"), GGCP, Inc.
formerly known as Gabelli Group Capital Partners, Inc. ("GGCP"), and Gabelli
Asset Management Inc. ("GBL").  The foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
		GGCP makes investments for its own account and is the parent company of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business.
		Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief
Executive Officer of GGCP and GBL.
		GGCP and GBL are New York corporations.  GBL has its principal offices at One Corporate Center, Rye, New York 10580.  GGCP has its principal offices at 140 Greenwich Avenue, Greenwich, CT 06830.
		For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.		Source and Amount of Funds or Other Consideration
		Item 3 to Schedule 13D is amended, in pertinent part, as follows:
GBL used approximately $86,127 of working capital to purchase the additional Securities reported by it since the most recent filing on Schedule 13D.

Item 4.		Purpose of Transaction
		On August 1, 2005 Gabelli Advisers, Inc. ("Gabelli Advisers"), an approximately 42%-owned subsidiary of GBL in which the Issuer has an approximately 19% equity ownership interest, received a letter from the Issuer requesting that GBL enter into discussions with the Issuer regarding the Issuer's purchase of GBL's interest in Gabelli Advisers. If GBL is unwilling to enter into such discussions, the Issuer requested that GBL purchase the Issuer's interest in Gabelli Advisers using a valuation metric to be agreed.
The Issuer subadvises five of the six registered investment company portfolios managed by Gabelli Advisers. GBL may discuss with the Issuer and others the repurchase of the Issuer's ownership interest in Gabelli Adviser, the sale of GBL's ownership of Gabelli Advisers or other alternatives.


Item 5.		Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a)	The aggregate number of Securities to which this Schedule 13D relates is 1,086,550 shares,
representing 18.84% of the 5,766,022 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarterly period ended June 30, 2005. The Reporting Persons beneficially own those Securities as follows:



Name
Shares of
Common Stock
% of Class
of
Common

GBL

1,086,550



18.84%


Mario Gabelli
0
0.00%

		Mario Gabelli and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by GBL.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
		(e) Not applicable.



Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	June 8, 2005

MARIO J. GABELLI
GGCP, INC.




By:/s/ James E. McKee
	James E. McKee
	Attorney-in-Fact


GABELLI ASSET MANAGEMENT INC.





By:/s/ James E. McKee
	James E. McKee
	Secretary



























SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GGCP, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc.
Directors:

Vincent J. Amabile

Mario J. Gabelli
Business Consultant
Chief Executive Officer and Chief Investment
Officer of GGCP, Inc., Gabelli Asset Management
Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of
Lynch Interactive Corporation.

Charles C. Baum
Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

Arnold M. Reichman
Business Consultant

Marc J. Gabelli
President of GGCP, Inc.; Chairman of Lynch
Corporation

Matthew R. Gabelli
Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580
Officers:

Mario J. Gabelli
Marc J. Gabelli
Chairman, Chief Executive Officer and Chief
Investment Officer

President Henry Kiernan
Vice President, Chief Financial Officer and
Secretary





Gabelli Asset Management
Inc.
Directors:


               Edwin L.
Artzt




               Raymond C.
Avansino, Jr.

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

	Mario J. Gabelli


               John D.
Gabelli


See above


Senior Vice President



	John C. Ferrara
See below



	Karl Otto Pohl (1)




              Robert S.
Prather





              Frederic V.
Salerno


              Vincent S.
Tese




               Alan C.
Heuberger

Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

President & Chief Operating Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, GA 30319


Former Vice Chairman and Chief Financial Officer
Verizon Communications

Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167

Cascade Investment LLC
2365 Carillon Point
Kirkland, WA 98033

Officers:

	Mario J. Gabelli

Chairman, Chief Executive Officer and Chief
Investment Officer

Douglas R. Jamieson

Henry G. Van der Eb

Michael R. Anastasio,
Jr.

President and Chief Operating Officer

Senior Vice President

Vice President and Chief Financial Officer
	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:


	Douglas R. Jamieson
	Joseph R. Rindler,
Jr.
	Regina M. Pitaro
	F. William Scholz, II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Investment Officer

	Joseph R. Rindler,
Jr.
Chairman

	Douglas R. Jamieson

              Michael R.
Anastasio, Jr.
Executive Vice President and Chief Operating
Officer

Vice President and Chief Financial Officer
Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	James E. McKee
Secretary



Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
	John D. Gabelli
	Joseph R. Rindler.
Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

	James E. McKee
Secretary

Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022

	Joseph R. Rindler,
Jr.

               Douglas R.
Jamieson

               F. William
Scholz, II


See above

President and Chief Operating Officer

See above




Officers:


	Douglas R. Jamieson

               Michael R.
Anastasio

               James E. McKee
See above

Vice President and Chief Financial Officer

Assistant Secretary



Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.



Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds



               James E. McKee
Secretary


Lynch Corporation,
140 Greenwich Avenue, 4th Floor
Greenwich, CT 06830

Directors:





              E. Val Cerutti

Business Consultant, Cerutti Consultants
227 McLain Street
Mount Kisco, NY   10540

Avrum Gray



              Marc J. Gabelli

              John C. Ferrara


              Anthony R.
Pustorino

Gbar Limited Partnership
440 South LaSalle, Suite 2900
Chicago, IL 60605

Chairman

President and Chief Executive Officer


Professor Emeritus
Pace University
1 Martine Avenue
White Plains, NY 10606

Officers:





            John C. Ferrara
See above




	Eugene Hynes
Secretary and Treasurer




Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Paul J. Evanson
President
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

	Mario J. Gabelli

See above - GGCP, Inc.


	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022

	 Daniel Lee




               Morris Berkowitz





               John C. Ferrara
Chairman and Chief Executive Officer
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway, Suite 1800
Las Vegas, Nevada 89109

Consultant
Lynch Interactive Corporation
401 Theodore Fremd Ave.
Rye, NY 10580


See above







Officers:


	Mario J. Gabelli
Chairman and Chief Executive Officer

	Robert E. Dolan

Chief Financial Officer

               John A. Cole

Vice President, Corporate Development
Secretary and General Counsel
	(1) Citizen of Germany